780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

June 26, 2008

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:

Frontegra Funds, Inc.

Form N-1A – Frontegra Timpani Small Cap Growth Fund (Registration Nos.: 333-7305; 811-7685)

Dear Ms. Williams:

The purpose of this letter is to respond to oral comments received from you on Friday, June 20, 2008 regarding the registration statement on Form N-1A (“Registration Statement”) filed by Frontegra Funds, Inc. (the “Company”) on May 5, 2008 relating to the Frontegra Timpani Small Cap Growth Fund (the “Fund”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Part A

1.

Comment:  Under “The Fund At A Glance—Principal Investment Strategy,” disclose how “Growth” in the name of the Fund is reflected in the strategy and the criteria used in the selection of investments.  Also, provide a range of capitalization for the Russell 2000 Growth Index as of a recent date.

Response:  Done.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WI, WASHINGTON DC, AND SHANGHAI PRC

GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS

Ms. Patricia Williams

U.S. Securities and Exchange Commission

June 26, 2008

2.

Comment:  Under “Fund Management—Portfolio Manager,” disclose Mr. Nelson’s length of service at the Fund and his capacity while at Strong Capital Management.

Response:  Done.

Part B

3.

Comment:  Under “Fund Policies: Fundamental and Non-Fundamental,” the last sentence of the second fundamental investment limitation states “[t]he Fund may also borrow money from other Frontegra Funds or other persons to the extent permitted by applicable law.”  Disclose the exemptive order on which the Company relies for this type of borrowing.  Alternatively, if no order has been issued, discuss the circumstances and legal support for this type of borrowing.

Response:  The Fund will only borrow money in accordance with the restrictions of the Investment Company Act of 1940, as amended (the “1940 Act”).  Pursuant to Section 8(b) of the 1940 Act, and as stated under the fundamental investment limitation cited above, the Fund may (i) borrow money from banks and (ii) make other investments or engage in other transactions permissible under the 1940 Act, which may involve a borrowing, provided that the combination of (i) and (ii) shall not exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed), less the Fund’s liabilities (other than borrowings).

The Company has not obtained an exemptive order permitting Frontegra Funds to borrow from other Frontegra Funds.  Thus, none of the Frontegra Funds borrows money from other Frontegra Funds.  In the event a Frontegra Fund would consider implementing such borrowing, e.g., through an interfund lending program, the Company would first obtain an exemptive order from the SEC.

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Please call me at (414) 287-9334 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Michele L. Racadio

Michele L. Racadio

cc:

Working Group